  

CORPORATE REPORT

2008

AMCOL®
INTERNATIONAL







Financial Highlights


NET SALES
$ in millions
611.6
744.3
883.6
06
07
08


GROSS PROFIT MARGIN
percentage
26.1
26.4
25.5
06
07
08


OPERATING PROFIT MARGIN
percentage
9.4
10.1
9.0
06
07
08


DILUTED EARNINGS
PER SHARE FROM CONTINUING OPERATIONS
$
1.60
1.84
1.70*
.82
06
07
08

*Proforma Earnings [1]

$ in thousands	2006	2007	2008
Net Sales	$611,556	$744,334	$883,552
Gross Profit	$159,466	$196,514	$224,899
Operating Profit	$57,388	$75,327	$79,246
Income from Continuing Operations	$49,663	$57,021	$25,331

AMCOL® INTERNATIONAL

[1] Excludes $0.84 per share for non-cash losses recorded in our Ashapura Minechem Limited joint venture; those losses stem from mark-to-market accounting on derivative contracts. Also excludes $0.04 per share settlements on Australian dollar derivative contracts for the chrome sand mine purchase in South Africa that we completed in February 2009.

111 South Wacker Drive
Chicago, IL 60606
Telephone: 312-443-0700
Fax: 312-443-0336
www.lockelord.com

Locke Lord Bissell & Liddell LLP

Attorneys & Counselors

Steven Babinski
Direct Telephone: 312-443-0251
Direct Fax: 312-896-6351
sbabinski@lockelord.com

April 2, 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Filing Desk

Re: AMCOL International Corporation ("AMCOL")

Ladies and Gentlemen:

Pursuant to Rule 14a-3(c) of the Securities Exchange Act of 1934, as amended, I enclose on behalf of AMCOL seven (7) copies of the 2008 Annual Report sent to its stockholders. These copies are being sent solely for your information.

Please date stamp and return the extra copy of this letter in the enclosed self-addressed stamped envelope.

Very truly yours,

Steven Babinski

Enclosures

cc: James W. Ashley
Kerry A. Vyverberg








To Our Shareholders

There is no doubt that 2008 was a year of significant challenges for companies across nearly every industry. And while we remain realistic about the hurdles we face in the current economic climate, we're more mindful of our strengths that helped us grow during a universally difficult year.

We were able to increase our revenue by more than 18 percent over the previous year but our operating profit was only up by 5 percent. Our challenge for much of the year was trying to keep up with increasing energy costs. It's primarily through better pricing that we did show margin improvement throughout the year in our Minerals segment.

Although the impact of the global commercial construction slowdown was evident in the fourth quarter, our Environmental segment also closed 2008 in a solid position. In addition to consistent success from traditional Lining Technologies products, our Contracting Services business is growing, representing almost 10 percent of the segment's sales after only three years since our initial acquisition of this business.

While the effects of hurricanes Ike and Gustav resulted in a challenging year for Oilfield Services, the segment ended 2008 with strong growth. Acquisitions have helped establish the broad range of services that we now provide. In addition, our own developments such as a new high-flow filtration product help contribute to the growth.

It is clear that the weak global economy will present the biggest challenge for AMCOL in 2009. The team is absolutely focused on maintaining a strong balance sheet. Ultimately, 2009 may not be a year of revenue growth, but rather the opportunity to position ourselves for the eventual upturn by improving working capital management, managing debt and monitoring cash flow.

Fortunately, we are well-equipped with the same strengths that have taken us this far: eight decades of strong company history and reputation; a diverse global product portfolio that provides opportunities even in fluctuating markets; and a great team of people with a broad range of experiences that will insure we respond to the rapidly changing business environment.

Larry Washow

Larry Washow
President and Chief Executive Officer – AMCOL International Corporation





Minerals

In 2008, sales in the Minerals segment improved with each quarter, ending the year in a solid position with a $5.8 million operating profit increase in the fourth quarter over the previous year. This impressive year-end improvement came as the result of portfolio pricing re-evaluation, and its effect was seen across all four markets – Metalcasting, Pet Products, Basic Minerals and Specialty Materials. The Minerals segment ended 2008 with a 20.3 percent increase in revenue and an 18.7 percent increase in operating profit.

Despite strong demand in our domestic markets, rapidly rising energy costs caused a profit decline in the first half compared with the 2007 period. Our management team responded by assessing our market position and capability to demonstrate to customers the value we provide them. The conclusion: restructure our pricing programs to better reflect the high quality products and after-sale service that have earned us a reputation as market leaders.

While demand began to wane in the domestic markets in the second half of the year, our pricing programs allowed us to recover profits lost due to higher energy costs in the first half. Additionally, we were able to maintain our overall share of the minerals market.

Internationally, 2008 started strong but by the end of the year the troubled economy took its effect. We continued to expand our international presence. Our facilities in China saw improved production capacity, and we opened a new blending facility in Thailand that offers high-value products. In Europe, we made vital enhancements to our operational capabilities in Turkey, which in turn reduced waste, increased productivity and improved our cost position. However, while we achieved considerable progress in the past year, the rapidly declining global economy presents challenges for the upcoming year.

And, as in years past, we upheld our reputation for excellent technical service and quality control, putting a special focus on maintaining strong customer relationships. We implemented international personnel changes to improve our connection with the local customer base, exhibiting our commitment to adding quality people to our overall work force.

In 2009, we will continue to monitor our pricing programs as they relate to value and return. In our 85 year history, we have experienced turbulent economies before and we're prepared to maintain our hard-earned market position – and serve our customers well.

2008 MINERALS NET SALES $ in thousands

$428,986

% OF 2008 AMCOL CONSOLIDATED NET SALES

49%

2008 SALES BY GROUP

41% Metalcasting
24% Specialty Materials
18% Pet Products
17% Basic Minerals



MARKETS

Metalcasting	Wine & Clarification
Pet Products	Paper
Oil & Gas Well Drilling	Cosmetics
Agriculture/Agronomics	Laundry Detergents
Ceramics Coatings	Nanocomposites

Metalcasting

Metalcasting accounted for the majority of the Minerals segment's sales for 2008, maintaining its market share position with 14.9 percent growth over 2007. While demand declined in the U.S. due to lower automotive production, improved pricing mitigated the impact. We saw success in Asia, where our blending facility in China achieved improved production efficiencies, and our new facility in Thailand opened to offer higher-value products to the Southeast Asia markets.

The global recession is expected to continue for most, if not all, of 2009. As a result, we anticipate our metalcasting sales to remain under pressure but we are proactively implementing actions to reduce our cost base. Actions will be taken on a global scale to keep us competitive.

An attractive opportunity in the metalcasting product line is the acquisition of a majority interest in a chromite mine in South Africa which we completed in February 2009. We believe that we will become a leading supplier dedicated to providing chromite sand to steel foundries with integrated mining operations. We plan to use our existing sales and distribution network around the world to access this market effectively once operations are under way. We will add production capacity as needed. Utilizing an upgraded processing technology, our objective is to supply the foundry sand sector with the highest-quality materials available. Coupled with our renowned reputation for servicing the metalcasting industry, we anticipate chromite sand will add profitability to AMCOL in the years to come.

Pet Products

As our largest consumer-oriented market, Pet Products continued a positive trend, experiencing an 18.9 percent sales growth in 2008. As anticipated, we were able to meet the growing demand for scoopable cat litter for the North American market. Our position as a supplier of packaged and bulk scoopable cat litter resulted in improved market share. We also increased our supply to national brands and private labels.

With the rapid rise in energy prices, several of our Pet Products customers implemented changes from plastic packaging to more sustainable alternatives. Our team responded by offering assistance in new package design and was able to quickly supply at commercial scale. American Colloid is a leader in the industry that is integrated in bentonite along with full-scale packaging facilities that cost-effectively supply the entire North American continent. By offering turnkey packaging assistance, we are expanding our expertise and adapting to our customers' evolving needs to help them achieve their goals in 2009.

Basic Minerals

Rising energy prices did spur demand for our oil and gas drilling products. We were also able to strengthen our profits from the business through price increases. Petroleum Products experienced 51.1 percent sales growth. Our growth during 2008 was especially strong with merchant markets, where the demand for drilling fluids was high. By re-examining the value of our offerings, we were able to increase our market position as the year progressed.

Growing steel demand improved sales of iron ore pelletizing agents. Prices also improved in this sector. We expect demand for both product lines to decline in 2009 since both energy and steel demand have sharply declined since the last quarter of 2008.

Specialty Materials

With its portfolio of consumer product additives, the Specialty Materials group sales grew 15.3 percent despite the lackluster economy. We saw stability in all consumer-related markets, including detergent additives, which remain a large part of our European portfolio. We also saw strong sales due to the inclusion of high-demand staples in our portfolio, such as anti-aging and acne-care products.

In our international markets, we introduced a new product for toxin binding in animal feed that provides an innovative alternative to current offerings due to its natural binding capabilities. The product was introduced in Turkey and is now sold throughout Europe and Asia.

We have multiple research and development projects under way that will add to our Specialty Materials product line in 2009 and beyond. Our success in this division exemplifies our commitment to maintaining a diverse portfolio of offerings. This variety has been of benefit to our company during the trying economic times of 2008, and is expected to continue to be in 2009.





Environmental

A strategy focused on key-market penetration and streamlining internal operations undertaken in the third and fourth quarters positioned the Environmental segment for the anticipated downturn in market conditions, which we began to experience in the fourth quarter of 2008. Having started 2008 with strong growth, the segment gained market share while implementing price increases across several product lines throughout the year. The Environmental segment ended 2008 with a 10.3 percent increase in revenue and a slight 3.5 percent decrease in operating profit.

The Lining Technologies group maintained its strong market share in the U.S. and Europe, and the market potential continues to appear promising thanks to development and enforcement in environmental regulatory activity in many areas of the world. In 2009, we expect our market share to remain stabile worldwide as we strive to maintain world class product quality standards, and increase production efficiency.

Because the construction industry will likely be subject to another weak year, our Building Materials group implemented a plan for putting top sales people in key territories in the United States. This market penetration strategy proved successful in 2008 and is expected to continue to help position us for increased market penetration in 2009. We are also looking forward to continued growth from CETCO Contracting Services, in both North America and Europe. Contracting Services now amounts to almost 10 percent of Environmental segment sales just five years after its initiation.

2008 was a time to focus on the operations side of our business. Our third and fourth quarter efforts to control costs, manage inventory, automate equipment and increase productivity have been successful thus far and will continue to be a major element of our strategy for 2009 in relation to working capital management.

The Environmental segment is well-poised to tackle the anticipated challenges the 2009 economy presents with a proactive strategy and streamlined internal operations. The segment's core team is stronger than ever, consisting of experienced professionals and a new generation of talented young leaders.








Lining Technologies

The Lining Technologies group remains our largest group, representing 63 percent of sales in the Environmental segment. Much of the demand in this market is driven by environmental regulations for landfills and other types of liquid waste containment facilities. Environmental regulatory enforcement for these types of facilities is anticipated to remain stable in North America and is anticipated to increase in areas such as Eastern Europe where we believe we are well positioned with manufacturing capabilities in Poland.

CETCO contracting services are provided in several key market areas within Europe and North America. CETCO provides the design, supply, and installation of geosynthetic and geotechnical construction materials for civil, environmental, remediation, hydraulic, and transportation projects. CETCO's contracting services have provided solutions for a wide range of customers and projects such as capping of Fresh Kills Municipal Landfill in Staten Island, New York; remediation of acid bearing soils at a new section of an interstate highway in central Pennsylvania; and lining of flood control embankments along a major river in Poland.

Building Materials

With a realistic perspective on the state of the non-residential construction industry, our Building Materials group has established a solid plan for greater penetration of key markets in the United States via the strategic placement of top sales personnel, which should help us gain an additional share of the building materials market. By making this strategy a focus in 2009, we believe we are well positioned for the influx of public works and infrastructure projects.

Other Products & Services

Our water well, caisson, horizontal drilling, and foundation drilling project backlog has remained strong and steady. In 2008, our caisson drilling products were used in the rebuilding of the foundation for the I-35 Bridge in Minneapolis. All told, our products continue to grow in number and range, leaving us poised to address the anticipated challenges of 2009.

2008 ENVIRONMENTAL NET SALES $ in thousands

$278,708

% OF 2008 AMCOL CONSOLIDATED NET SALES

32%

2008 SALES BY GROUP

63% Lining Technologies

28% Building Materials

9% Other Products and Services



MARKETS

Geosynthetic Clay Liners	Drilling Fluids
Landfills	Grouts
Lagoons	Borehole Sealants
Sewage	Rehabilitation Chemicals
Mining	Roof Insulants
Industrial Wastewater	Vapor Barriers
Municipal & Remedial	Waste Streams









Oilfield Services

2008 OILFIELD SERVICES NET SALES

$133,600 $ in thousands

% OF 2008 AMCOL CONSOLIDATED NET SALES

15%

2008 SALES BY GROUP

44% Water Treatment
19% Well Testing
16% Nitrogen Services
10% Coiled Tubing*
11% Other



*Coiled Tubing from 5/15/08 to 12/31/08

MARKETS

Wastewater Filtration	Nitrogen Services
Pipeline	Equipment Rentals
Well Testing	Coiled Tubing

Despite a turbulent fourth quarter doubly affected by a falling economy and the effects of multiple hurricanes, Oilfield Services ended 2008 with a 33 percent increase in revenue and a 21 percent increase in operating profit.

Hurricanes Ike and Gustav, which hit in September 2008, were detrimental to our business lines in the Gulf of Mexico, and a weak economy has slowed subsequent pipeline repairs. In late 2008, some of our smaller clients had yet to recover and restart their businesses. These unexpected obstacles have compelled us to adjust our focus when it comes to plans for a strong 2009.

We experienced our most substantial growth domestically in water treatment services, with a 16 percent growth in revenue and a 38 percent increase in operating profit. Outside of the United States, our operations in Nigeria saw an unprecedented 112 percent increase in revenue and a 203 percent operating profit increase. Additionally, we saw our operations in Brazil start to turn significant profits now that the infrastructure is in place.

2008 also included the introduction of our new high-flow filtration product, which cleans water faster and lasts longer than its predecessors. Its arrival added to our overall revenue.

Oilfield Services acquired Premium Reeled Tubing in May 2008, and we are currently assembling a team of key players to lead our coil business in what we anticipate to be a profitable venture in 2009. We expect global growth in markets like Malaysia, where we are currently trying to diversify our services. With new personnel and focused objectives, we are well-equipped to approach the marketplace aggressively to meet increased demand in the oil and gas markets – and provide our customers with innovative, cost-effective solutions.

AMCOL International Segment Summary





Minerals

2008 FINANCIALS $ in millions

Sales	$429	49% [1]
Operating Profit	$40	39% [2]

KEY TECHNOLOGIES & PRODUCTS

Metalcasting
Specialty Materials
Pet Products

MARKETS

Americas	70%
EMEA[3]	16%
Asia Pacific	14%







Environmental

2008 FINANCIALS $ in millions

Sales	$279	32% [1]
Operating Profit	$37	36% [2]

KEY TECHNOLOGIES & PRODUCTS

Lining Systems
Building Materials
Drilling Products
Remediation Technologies

MARKETS

Americas	52%
EMEA[3]	41%
Asia Pacific	7%







Oilfield Services

2008 FINANCIALS $ in millions

Sales	$134	15% [1]
Operating Profit	$23	22% [2]

KEY TECHNOLOGIES & PRODUCTS

Water Treatment
Well Testing
Nitrogen Services
Coiled Tubing
Equipment Rentals
Pipeline

MARKETS

Americas	85%
EMEA[3]	11%
Asia Pacific	4%



[1] Percentage of consolidated sales.
[2] Percentage of consolidated operating profit excluding corporate segment.
[3] Europe, Middle East, Africa.

Financial Highlights



RETURN ON CAPITAL EMPLOYED [1]
percentage
17.5
17.1
15.0
06
07
08



RETURN ON AVERAGE TOTAL ASSETS [2]
percentage
11.3
9.8
3.6
06
07
08

KEY FINANCIAL RATIOS	2006	2007	2008
Current Ratio	3.2	3.0	3.4
Debt to Equity Ratio	38.1%	46.6%	78.7%
Working Capital Turnover	3.8	4.0	3.8
Asset Utilization	1.4	1.3	1.3

CASH FLOW SUMMARY • $ in millions	2006	2007	2008
Cash Provided From Operating Activities	$46.7	$66.2	$18.4
Cash Used in Investing Activities	110.9	95.9	100.6
Cash Provided by Financing Activities	59.8	31.3	78.6

[1] Computed using operating profit
[2] Computed using income from continuing operations

Financial Highlights


REVENUE BY SEGMENT
2008
49% Minerals
32% Environmental
15% Oilfield Services
4% Transportation[1]


GEOGRAPHIC SALES
2008
68% Americas
23% EMEA
9% Asia Pacific


DIVIDEND PAYOUT RATIO [2]
percentage
31
33
83
06
07
08


RETURN ON AVERAGE EQUITY [2]
percentage
18
18
8
06
07
08


CAPITAL EXPENDITURES & ACQUISITIONS [3]
$ in millions
42
63
46
45
37
43
06
07
08
Expenditures
Acquisitions

[1] Includes elimination of intersegment shipping revenues included within the corporate segment.

[2] Computed using income from continuing operations.

[3] 2008 & 2007 excludes capital expenditures for a new corporate office facility.

Financial Highlights


EBITDA[1] FROM CONTINUING OPERATIONS
$ in millions
78.1
103.4
108.4
06
07
08

EBITDA[1] FROM CONTINUING OPERATIONS $ in thousands	2006	2007	2008
An itemized reconciliation of income from continuing operations to EBITDA (earnings before interest, taxes, depreciation and amortization) from continuing operations is as follows:			
Income from Continuing Operations	$49,663	$57,021	$25,331
Income Taxes	10,425	16,646	15,167
Interest Expense, Net	2,951	8,915	12,154
Depreciation and Amortization	20,483	29,219	33,985
Loss (Income) from Joint Ventures	(5,420)	(8,394)	21,714
EBITDA[1] from Continuing Operations	78,102	103,407	108,351

[1]The Company believes this is one measure denoting the cash generating capability of an industrial company. Readers may benefit from understanding this measure when comparing AMCOL's financial performance to other companies, although such comparisons may be affected by differences in the manner in which some companies compute EBITDA.

Financial Highlights

The following graph sets forth a five-year comparison of cumulative total shareholder returns for: (i) AMCOL (which trades on the New York Stock Exchange); (ii) the S&P SmallCap 600 Index; and (iii) a custom peer group of publicly traded companies selected in good faith by AMCOL (the "Peer Group"). AMCOL believes the Peer Group is representative of companies whose businesses, sales sizes, market capitalization and stock trading volumes are similar to AMCOL. The Peer Group consists of the following companies: Arch Chemicals, Inc., Compass Minerals International, Inc., Dycom Industries, Inc., Lufkin Industries, Inc., Martin Marietta Materials Inc., Minerals Technologies Inc., Oil-Dri Corporation, Rockwood Holdings Inc, RPM International Inc., and Superior Energy Services Inc.

The graph assumes that $100 was invested at the close of business on December 31, 2003. All returns were calculated assuming dividend reinvestment on a quarterly basis. The returns of each company in the Peer Group have been weighted according to market capitalization.



COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$250
$200
$150
$100
$50
$0
12/03
12/04
12/05
12/06
12/07
12/08
AMCOL International Corporation
S&P SmallCap 600 Index
Peer Group

INDEXED RETURNS years ending

COMPANY NAME / INDEX	Base Period 12/03	12/04	12/05	12/06	12/07	12/08
AMCOL International Corp.	100	101	105	144	191	114
S&P SmallCap 600 Index	100	123	132	152	151	104
Peer Group	100	124	139	179	211	137

Financial Highlights

SHAREOWNER DATA PER SHARE	2006	2007	2008
Shareholders' Equity	$9.85	$11.71	$10.72
Diluted Earnings from Continuing Operations	$1.60	$1.84	$.82
Dividends	$.49	$.60	$.68
Diluted Weighted Average Shares (millions)	31.0	31.0	31.0

CONSOLIDATED STATEMENT OF OPERATIONS ($ in thousands) Year ended Dec. 31

	2006	2007	2008
Net Sales	$611,556	$744,334	$883,552
Cost of Sales	452,090	547,820	658,653
Gross Profit	159,466	196,514	224,899
GS&A	102,078	121,187	145,653
Operating Profit	57,388	75,327	79,246
Interest Expense, Net	(2,951)	(8,915)	(12,154)
Other Income (Expense), Net	231	(1,139)	(4,880)
Income From Continuing Operations Before Income Taxes and Income (Loss) from Affiliates and Joint Ventures	54,668	65,273	62,212
Income Tax Expense	10,425	16,646	15,167
Income From Continuing Operations Before Income (Loss) from Affiliates and Joint Ventures	44,243	48,627	47,045
Income (Loss) From Affiliates and Joint Ventures	5,420	8,394	(21,714)
Income From Continuing Operations	49,663	57,021	25,331
Income (Loss) From Discontinued Operations	585	(286)	0
Net Income	50,248	56,735	25,331

Financial Highlights

SEGMENT RESULTS ($ in thousands) Year ended Dec. 31

MINERALS	2006		2007		2008	
Net Sales	$316,751	100.0%	$356,670	100.0%	$428,986	100.0%
Cost of Sales	255,064	80.5%	290,371	81.4%	348,928	81.3%
Gross Profit	61,687	19.5%	66,299	18.6%	80,058	18.7%
GS&A	27,476	8.7%	32,194	9.0%	39,579	9.2%
Operating Profit	34,211	10.8%	34,105	9.6%	40,479	9.5%
ENVIRONMENTAL						
Net Sales	$203,128	100.0%	$252,776	100.0%	$278,708	100.0%
Cost of Sales	133,414	65.7%	166,717	66.0%	187,109	67.1%
Gross Profit	69,714	34.3%	86,059	34.0%	91,599	32.9%
GS&A	42,963	21.2%	47,665	18.9%	54,530	19.6%
Operating Profit	26,751	13.1%	38,394	15.1%	37,069	13.3%
OILFIELD SERVICES						
Net Sales	$61,928	100.0%	$100,572	100.0%	$133,600	100.0%
Cost of Sales	39,933	64.5%	62,178	61.8%	87,094	65.2%
Gross Profit	21,995	35.5%	38,394	38.2%	46,506	34.8%
GS&A	10,934	17.7%	19,177	19.1%	23,279	17.4%
Operating Profit	11,061	17.8%	19,217	19.1%	23,227	17.4%
TRANSPORTATION						
Net Sales	$50,228	100.0%	$52,409	100.0%	$63,921	100.0%
Cost of Sales	44,158	87.9%	46,647	89.0%	57,185	89.5%
Gross Profit	6,070	12.1%	5,762	11.0%	6,736	10.5%
GS&A	3,198	6.4%	2,994	5.7%	3,490	5.5%
Operating Profit	2,872	5.7%	2,768	5.3%	3,246	5.0%
CORPORATE						
Intersegment Shipping Revenues	$(20,479)		$(18,093)		$(21,663)	
Intersegment Shipping Costs	(20,479)		(18,093)		(21,663)	
Gross Profit	–		–		–	
GS&A	17,507		19,157		24,775	
Operating Loss	(17,507)		(19,157)		(24,775)	

Certain statements contained in this Corporate Report constitute "forward-looking statements" made in reliance upon the safe harbor contained in Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include those relating to anticipated growth, stock prices, levels of capital expenditures, expansion into global markets, acquisition opportunities and the development of new products and services. AMCOL's actual results for such periods may materially differ due to a variety of factors. Such factors include actual growth in AMCOL's various markets; utilization of AMCOL's various plants; operating costs; raw material prices; weather; currency exchange rates and devaluations; delays in development, production and marketing of new products; integration of acquired businesses; and other factors set forth from time to time in AMCOL's Form 10-K and other reports filed with the Securities and Exchange Commission. Any of these factors could cause AMCOL's actual results to differ materially from those described in the forward-looking statements.







Corporate Information









AMCOL® INTERNATIONAL

EXECUTIVE MANAGEMENT TEAM

Larry Washow | President & Chief Executive Officer AMCOL
Don Pearson | Vice President & Chief Financial Officer AMCOL
Gary Castagna | Senior Vice President AMCOL Global MInerals
Ryan McKendrick | Senior Vice President AMCOL, President CETCO

BOARD OF DIRECTORS

John Hughes | age 66, became a director of the Company in 1984 and in May 1998 became Chairman of the Board of Directors. He is a member of the Executive Committee. Prior to his retirement, he was Chief Executive Officer of the Company from 1985 to May 2000. During his 35-year career, he held numerous positions with the Company.

Larry Washow | age 55, became a director of the Company in 1998 and is a member of the Executive Committee. He has been President of the Company since May 1998 and Chief Executive Officer of the Company since May 2000. He was Senior Vice President of the Company prior thereto and served as President of a subsidiary of the Company.

Arthur Brown | age 68, became a director of the Company in 1990. He is a member and Chairman of the Audit Committee and a member of the Compensation Committee. Prior to his retirement, he was President and Chief Executive Officer of Hecla Mining Company, a producer of silver and gold.

Daniel P. Casey | age 66, became a director of the Company in 2002. He is a member of the Audit, Compensation, and Executive Committees. He is a retired Chief Financial Officer and Vice Chairman of the Board of Gaylord Container Corp., a manufacturer and distributor of brown paper and packaging products. Mr. Casey is also Chairman of the Board of Directors for Caraustar Industries, Inc., a recycled packaging company, and serves on its Audit Committee.

Jay D. Proops | age 67, became a director in 1995. He is a member of the Audit, Executive and Nominating/Governance Committees. He is the Chairman of the Nominating/ Governance Committee. He is a private investor and former Vice Chairman and co-founder of The Vigoro Corporation.

Clarence O. Redman | age 66, became a director in 1989. He is a member of the Executive Committee and served as Secretary of the Company from 1982 to Feb. 2007. Prior to his retirement from Lord, Bissell & Brook, LLP, in February 2007, he served as counsel to the Company.

Dale E. Stahl | age 61, became a director in 1995. He is a member of the Executive and Nominating/Governance Committees and Chairman of the Compensation Committee. Prior to his retirement in September 2003, he was President and CEO/COO of Inland Paperboard and Packaging, the corrugated and containerboard manufacturing subsidiary of Temple-Inland, Inc., since June 2000. Prior thereto, he was President and Chief Operating Officer of Gaylord Container Corporation, a manufacturer and distributor of brown paper and packaging products.

Audrey L. Weaver | age 54, became a director in 1997. She is a member of the Compensation Committee. Ms. Weaver is a private investor and is the first cousin to Mr. Weaver.

Paul C. Weaver | age 46, became a director in 1995. He is a member and Chairman of the Executive Committee and a member of the Nominating/Governance Committee. Mr. Weaver is a private investor. From 2002 to 2006, Mr. Weaver served as a Vice President of Information Resources, Inc. Prior thereto, he was Managing Partner of Consumer Aptitudes, Inc. Both companies engage in marketing research. Mr. Weaver is the first cousin to Ms. Weaver.

AMCOL International Corporation moved to a new corporate headquarters in late 2008. The goal of this move was to bring the sales, marketing, operational and administrative teams together with our research and development group to foster collaboration and strengthen innovation in a sustainable setting that will provide a great work environment well into the future. This building is expected to receive the distinction of an NC Silver Certification according to the Leadership in Energy and Environmental Design (LEED) Rating System.



SHAREHOLDER SERVICES

STOCK LISTING
NYSE I ACO

INVESTOR INQUIRIES
Don Pearson
Vice President, Chief Financial Officer

TRANSFER AGENT AND REGISTRAR
American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038-5441 U.S.A.
T I 800.937.5449 718.921.8145
F I 718.921.8116

INDEPENDENT REGISTERED ACCOUNTANTS
Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301 U.S.A.

LEGAL COUNSEL
Locke, Lord, Bissell & Liddle LLP
111 South Wacker Drive
Chicago, Illinois 60606-4410 U.S.A.

INTERIM REPORTS
AMCOL's quarterly earnings releases are posted at AMCOL's Internet site: www.amcol.com.
Or contact us at 847.851.1500
to have the releases mailed to you.

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
AMCOL International Corp.
2870 Forbs Avenue
Hoffman Estates, IL
60192 U.S.A.

T I 847.851.1500
www.amcol.com

FOREIGN LOCATIONS
Australia
Belgium
Brazil
Canada
Chile
China
Denmark
Egypt
France
India
Ireland
Japan
Malaysia
Mexico
Nigeria
Poland
Russia
Singapore
Scotland
South Africa
South Korea
Spain
Thailand
Turkey
United Kingdom

AVAILABLE INFORMATION

The Company's Chief Executive Officer, Lawrence E. Washow, certified to the New York Stock Exchange (NYSE) on May 9, 2008, pursuant to Section 303A.12 of the NYSE's listing standards, that he was not aware of any violation by the Company of the NYSE's corporate governance listing standards as of that date.

Copies of Certifications dated March 16, 2009 of the Company's Chief Executive Officer, Lawrence E. Washow, and Chief Financial Officer, Don Pearson, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, are attached as Exhibits 31.1 and 31.2, respectively, to the Company's Annual Report on Form 10-K. You may obtain a copy by going to the investor section of AMCOL International's website at www.amcol.com, by going to the SEC's website at www.sec.gov or by calling us at 847.851.1500. This information is also available at no charge by sending a request to the Company's Investor Relations Service Center at AMCOL International, 2870 Forbs Avenue, Hoffman Estates, 60192.

2870 Forbs Avenue Hoffman Estates, IL 60192 847.851.1500 800.426.5564 www.amcol.com

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